

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

> **Re: Phunware, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023**
> **File No. 001-37862**

Dear Troy Reisner:

We note your November 1, 2024 response to prior comment 1 and your revised risk factor related to PhunCoin and PhunToken. Although we have completed our review of your filing and have no further comments, please note that our decision not to issue additional comments should not be interpreted to suggest that we agree with your analysis or conclusions as to whether PhunCoins or PhunTokens are securities under the federal securities laws. In addition, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey McPhaul